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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANGUARD CAPITAL

OFFICIAL USE ONLY
22081
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. HIGHWAY 101, SUITE 204
(No. and Street)

SOLANA BEACH CA 92075
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY SERRAS (858) 455-5070 x 150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

110 WALL STREET, 11TH FL NEW YORK NY 10005
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 28 2011
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, GREGORY SERRAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANGUARD CAPITAL, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY MC CABE
COMM. #1829383
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
JANUARY 5, 2013

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANGUARD CAPITAL

Audit Report in Conformity

With Rule 17a-5 of the

Securities and Exchange Commission

Year ended December 31, 2010

AVAILABLE FOR PUBLIC INSPECTION

VANGUARD CAPITAL
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2010

Contents

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2-3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7-11
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant To Rule 17a-5(d)(4)	12
Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 of the Securities and Exchange Act of 1934	13
Information Relating to Possession or Control Requirements Under Rule 15c3-3	14
Independent Auditors' Report on Internal Control	15-16
Supplemental SIPC Report	17-20

KBL, LLP™
Certified Public Accountants & Advisors

Independent Auditors' report

To the Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 9, 2011

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets		
Cash	$	257,937
Accounts receivable		241,352
Marketable securities *(at fair market value)*		39
Prepaid expenses		40,630
Furniture and equipment *(net of accumulated depreciation of $67,258)*		9,342
Security deposit		5,872
Total assets	**$**	**555,172**

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Liabilities and Stockholder's Equity

Liabilities		
Accounts and accrued expenses payable	$	9,996
Accrued commissions		206,998
Income taxes payable		3,500
Total liabilities		**220,494**
Stockholder's equity		
Common stock *($.01 par value, 1,000 shares authorized, issued and outstanding)*		10
Additional paid-in capital		2,047,490
Accumulated deficit		(1,712,822)
Total stockholder's equity		**334,678**
Total liabilities and stockholder's equity	**$**	**555,172**

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
NOTES TO THE FINANCIAL STATEMENTS

Organization

Vanguard Capital ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions and carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on February 24, 1988 under the laws of the State of California.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years
Leasehold improvements	39 years

Income taxes

The Company records deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities and on operating loss carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Compensated absences

For full-time employees with less than five years of service, the Company provides fifteen days of personal time off per year per employee. For full-time employees with more than five years of service, the Company provides 20 days of personal time off per year per employee. Unused time carries over to the following year; however there is a cap of 120/160 hours, respectively, of maximum accrual.

NOTE 1 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company has regulatory net capital of approximately $277,552 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 2 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2010:

Marketable securities	$ 39
Total marketable securities	**$ 39**

The investments are subject to "haircuts" of $39, for purposes of computing net capital.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010 are summarized as follows:

Office equipment and furniture	$ 76,600
Less: accumulated depreciation	67,258
Net property and equipment	**$ 9,342**

NOTE 5 – INCOME TAXES

The significant components of the Company's deferred tax assets are as follows:

Net operating loss carry forward	$ 719,385
Total deferred tax assets	$ 719,385
Less: valuation allowance	(719,385)
Net deferred tax assets	**$ --**

As of December 31, 2010, the Company has a net operating loss carry forward of $1,712,822 which expires as follows:

December 31, 2024	$ 172,710
2025	407,912
2026	507,602
2027	70,474
2028	379,167
2029	167,735
2030	7,222

The Company uses the following tax rates:

Federal	34%
State	8%
	42%
Less: valuation allowance	42%
Net effective tax rate	**--**

NOTE 6 – OPERATING LEASE

The Company leased office space under a new three-year lease which began March 1, 2009. The base monthly rent was $2,650 and is adjustable by 4.75% annually. The lease will expire at the end of February 2012. The Company paid $33,300 in office rent (including area maintenance costs) for 2010. Future minimum lease payments are as follows:

December 31, 2011	$ 34,629
2012	5,815

VANGUARD CAPITAL

Audit Report in Conformity

With Rule 17a-5 of the

Securities and Exchange Commission

Year ended December 31, 2010

AVAILABLEFOR PUBLIC INSPECTION